

September 18, 2014

<u>Via E-mail</u>
Martin O'Grady
Vice President – Finance and Chief Financial Officer
Belmond Ltd.
22 Victoria Street
Hamilton HM 12, Bermuda

> **Re:** **Belmond Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed on February 28, 2014**
> **File No. 001-16017**

Dear Mr. O'Grady:

We have reviewed your response letter dated September 15, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2013</u>

<u>Note 9. Other intangible assets, page 81</u>

1. We note your response to our prior comment 2. Please clarify to which trade name your intangible trade name asset relates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3429 if you have questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Senior Staff Accountant